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EXHIBIT 99.1

QWEST COMMUNICATIONS INTERNATIONAL INC.

QUARTERLY OPERATING REVENUE

(Dollars in millions, except per share amounts)

(Unaudited)

		2004				2003
	2005 Q1
		Q4	Q3	Q2	Q1	Q4	Q3	Q2
Business:
Wireline revenue:
Local voice	$513	$531	$541	$535	$557	$569	$582	$599
Long distance	159	147	170	163	168	160	174	177
Access	1	2	1	1	2	2	2	3

Total voice services	673	680	712	699	727	731	758	779
Data and Internet	557	567	551	562	559	554	573	560

Total business wireline	1,230	1,247	1,263	1,261	1,286	1,285	1,331	1,339

Consumer:
Wireline revenue:
Local voice	881	885	890	906	946	954	1,007	1,020
Long distance	121	120	100	91	88	86	78	69
Access	2	3	1	1	2	2	2	3

Total voice services	1,004	1,008	991	998	1,036	1,042	1,087	1,092
Data and Internet	108	95	74	77	74	67	56	46

Total consumer wireline	1,112	1,103	1,065	1,075	1,110	1,109	1,143	1,138

Wholesale:
Wireline revenue:
Local voice	225	218	233	239	223	226	235	238
Long distance	278	278	279	239	244	237	215	221
Access	147	146	149	162	166	171	170	163

Total voice services	650	642	661	640	633	634	620	622
Data and Internet	322	312	319	330	313	319	313	336

Total wholesale wireline	972	954	980	970	946	953	933	958

Wireless revenue	124	124	132	128	126	138	152	153
Other services revenue	11	9	9	8	13	13	11	8

Total operating revenue	$3,449	$3,437	$3,449	$3,442	$3,481	$3,498	$3,570	$3,596

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  EXHIBIT 99.1
QWEST COMMUNICATIONS INTERNATIONAL INC. QUARTERLY OPERATING REVENUE (Dollars in millions, except per share amounts) (Unaudited)